

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2018

Daniel J. Rinkenberger
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

     Re: Kaiser Aluminum Corporation
         Form 10-K for the year ended December 31, 2017
         Filed February 23, 2018
         File No. 1-9447

Dear Mr. Rinkenberger:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Note 15. Segment and Geographical Area Information, page 88

1.   We note that you provide segment operating income (loss); however, you only report one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one single operating segment complies with the objective of ASC 280-10-10.

As a related matter, it appears that your presentation of segment operating income (loss) is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Nudrat Salik at (202) 551-3692 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction